NEWS RELEASE March 20, 2007 NR 07-09 www.energymetalscorp.com

Energy Metals Adds 2 million pounds of NI 43-101 Indicated Resources and identifies an additional 3.3 million pounds of historical resources on Velvet Property, Utah.

Vancouver, British Columbia, March 20, 2007: Energy Metals Corporation (TSX-EMC; NYSE Arca-EMU) is pleased to announce that it has received a National Instrument 43-101 Technical Report (identifying an indicated uranium resource estimate of 306,164 tons at an average grade of 0.34% eU3O8 (being 2,082,156 pounds of contained U3O8) at its Velvet Uranium Project located in the Lisbon Valley, San Juan County, Utah. The indicated mineral resource contained in the report was determined using 0.5 GT cut off grade and compares favorably with the historic resource by Minerals Recovery Corporation in 1983 for this property of 241,000 tons at a grade of 0.44% U3O8 yielding 2,100,000 pounds of U3O8.

Paul Matysek, EMC’s President and CEO observes, “The Velvet Mine Technical Report is our ninth NI-43-101 resource estimate completed to date, and we continue adding more independently verified pounds to our large uranium resource base in the United States. This addition marks another important milestone in Energy Metals' commitment to deliver more resources for our future production pipeline.”

Atlas Minerals and Minerals Recovery Corporation (MRC) conducted extensive drilling on the lands currently held by EMC in the 1970’s. The current mineral resource estimate utilized historical data obtained from Dean Stucker, a mining engineer formerly employed by MRC. Exploration and development drilling included the delineation of 4 mineralized areas with drilling on a rough grid approximating 100-foot centers. The available data include radiometric data from some 173 drill holes completed on the property. The Velvet Mine Uranium Project is located within the Lisbon Valley Uranium Mining District of Utah. The Lisbon Valley has been a uranium mining district and production centre for over 40 years.

The Mineral Resource Report dated March 19, 2007 is authored by Douglas Beahm, P.E., P.G. and Harold J. Hutson, P.E., P.G., of BRS Inc. Mr. Beahm is a Professional Engineer licensed in Wyoming, Colorado, Utah and Oregon, and a Qualified Person as defined by National Instrument 43-101. Mr. Beahm has more than 30 years of experience in uranium exploration, mining and mine/mill reclamation and was employed by Homestake Mining Company, Union Carbide Mining and Metals Division, and AGIP Mining USA during the late 1970’s and early 1980’s. Mr. Hutson is a Professional Engineer and Geologist Licensed in Wyoming and has more than 12 years of professional experience.

Methodology and Mineral Resource Estimation

Mineralization of the Velvet Uranium Project is typical of the uranium mineralization within the Colorado Plateau of Southwestern Colorado and Southeastern Utah described as tabular-blanket type deposits. Mineral resource estimates for the Velvet mineralization are based on radiometric data. In the Mineral Resource Report uranium grade is expressed as weight percent, eU3O8 means radiometric equivalent U3O8, and GT is the grade thickness product. A unit weight of 14.5 cubic feet per ton was assumed based on data from feasibility studies prepared by previous operators and published reports.

Uranium mineral resources within and in the vicinity of the project are found in the upper Permian Cutler formation. The Velvet Mine operated by Atlas Minerals on Section 3 produced approximately 400,000 tons of ore at grades of 0.46% U3O8 and 0.64% V2O5 (approximately 4 million lbs uranium and 5 million lbs vanadium) during the period 1979-1984 (Chenowith, 1990).

Economics, mining method, and recovery will dictate the appropriate cutoff grade and/or GT to be applied to the in-the-ground indicated mineral resources during future feasibility assessments of the mineralization. Mineral resources are reported based on GT cutoffs of 0.25 and 0.50.

Indicated Mineral Resources

GT minimum	Pounds % eU3O8	Tons	Average Grade %eU3O8
0.25	2,289,476	346,890	0.33
0.50	2,082,156	306,164	0.34

Data Verification

Drill data for each drill hole consisting of radiometric data was posted on drill maps including collar elevation, elevation to the bottom of the mineralized intercept, thickness of mineralization, grade of mineralization, and elevation of the bottom of the hole. Data entry was checked and confirmed. Drill hole locations were digitized from the drill maps to create a coordinate listing and then plotted. The resultant drill maps were then checked and confirmed by overlaying with the original maps.

Once the database had been developed and data entry confirmed, individual mineralized intercepts were evaluated on a hole by hole basis and combined to represent a probable mining thickness appropriate for underground mining methods. This process eliminated some thin and/or isolated mineralized intercepts. The resultant data was then utilized to develop the Grade Thickness (GT) map. The GT map was then compared to mine plans available from previous feasibility studies to verify the data.

Cutoff Grade

Mineral resources are reported in the Mineral Resource Report at GT (grade thickness product) cutoffs of 0.25, and 0.50. Mineral Resources above a 0.50 GT represent conventional underground mining cutoffs.

Continuity of Mineralization

The interpreted mineralized trends are based on moderately spaced drill data and the reported continuity of the deposit. Based on the drill density and the apparent continuity of the mineralization along trends, the mineral resource estimate meets the criteria as an indicated mineral resource for the Velvet Mine area under the CIM Standards on Mineral Resources and Reserves.

Adjacent Properties

The portion of the project addressed specifically in this report is located in Section 2, Velvet Uranium Project.  Section 2 is a State of Utah lease of approximately 488 acres.  Adjacent mineral properties controlled by EMC include unpatented claims located in Sections 3, 4, 11, and 12 of T31S, R25E and Sections 6 and 7 in T31S, R26E (refer to Figure 2, Drill Hole and Claim Map).  In total these mineral holdings comprise approximately 1,600 acres.

The data available for this report was limited to data from the previous Atlas mineral holdings in Section 2. Data was not available for the claims portions of the property at the time of this evaluation.  Although potential exists on all of these holdings, the most significant known mineral resources, apart from Section 2, occur on the former Uranerz property now controlled by EMC in Sections 6 and 7 in T31S, R26E.  Chenoweth, 1990, states, “About 1987, Uranerz USA, Incorporated announced a discovery in the southeastern Lisbon Valley.  This discovery on Three Step Hill in Section 7, T.31S., R.26E., is reported to contain some 2.5 million pounds U3O8.” In addition, Umetco reportedly held unmined mineral resources of 800,000 pounds U3O8 in Section 3 adjacent to Atlas Minerals’ Velvet Mine (Bates, 2007).  These reports of mineral resources are of a historic nature and work necessary to independently verify the classification of the mineral resource estimates in accordance with National Instrument 43-101, verified by a qualified person and in compliance with CIM standards has not been completed. This historical estimate should not be relied upon.

Potential for Vanadium By-product

The Atlas Minerals’ Velvet Mine produced approximately 400,000 tons of ore at grades of 0.46 %U3O8 and 0.64 %V2O5 (approximately 4 million lbs uranium and 5 million lbs vanadium) during the period 1979-1984 or a vanadium/uranium ratio of 1.4:1. No vanadium assays are available for this mineral resource evaluation. Vanadium production from the Lisbon Valley from 1948 though 1970 totaled some 18.5 million pound of V2O5 at an average grade of 0.34 % V2O5 (Chenoweth, 1990).  Feasibility studies completed by previous operators projected a similar Vanadium/Uranium ratio as previously mined and included a vanadium credit in their financial evaluations (MRC, 1983).  Recommendations in this report include evaluation vanadium content by drilling.

National Instrument 43-101 Disclosure

The technical content in this news release has been read and approved by the author of the Mineral Resource Report on the Velvet Uranium Project, Douglas Beahm, Principal Engineer and Owner of BRS Inc., a Professional Geologist licensed in Wyoming, a Professional Engineer licensed in Wyoming, Colorado, Utah, and Oregon, and a Registered Member of the US Society of Mining Engineers (SME) and a Qualified Person as defined by National Instrument 43-101; and Harold J. Hutson, Senior Engineer of BRS Inc., a Professional Geologist licensed in Wyoming, a Professional Engineer licensed in Wyoming and a Qualified Person as defined by National Instrument 43-101.

Energy Metals Corporation

Energy Metals Corporation is a NYSE Arca and TSX listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Energy Metals Corporation
Paul Matysek, M.Sc., P.Geo., CEO and President: (604) 684-9007
Bill Sheriff, B.Sc., Chairman: (972) 333-2214
Farhad Abasov, B.A., MBA, VP Strategic Communications: (604) 697-5684

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2007 by Energy Metals Corporation. All rights reserved.

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